Exhibit 1

For Immediate Release

BCE reports results of series AM and series AN preferred share conversions

MONTRÉAL, March 17, 2021 – BCE Inc. (TSX, NYSE: BCE) today announced that 42,423 of its 9,542,615 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (“Series AM Preferred Shares”) have been tendered for conversion on March 31, 2021, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (“Series AN Preferred Shares”). In addition, 939,786 of its 1,952,085 Series AN Preferred Shares have been tendered for conversion on March 31, 2021, on a one-for-one basis, into Series AM Preferred Shares. Consequently, on March 31, 2021, BCE will have 10,439,978 Series AM Preferred Shares and 1,054,722 Series AN Preferred Shares issued and outstanding. The Series AM Preferred Shares and the Series AN Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.M and BCE.PR.N, respectively.

The Series AM Preferred Shares will pay on a quarterly basis, for the five-year period beginning on March 31, 2021, as and when declared by the Board of Directors of BCE, a fixed quarterly cash dividend based on an annual dividend rate of 2.939%.

The Series AN Preferred Shares will continue to pay, for each quarterly period, as and when declared by the Board of Directors of BCE Inc., a quarterly floating cash dividend based on the T-Bill Rate for such quarterly period plus 2.09%, calculated in accordance with the articles of BCE. The floating dividend rate applicable to the Series AN Preferred Shares for the quarterly period beginning on March 31, 2021 is 0.53927% (annual rate of 2.163% based on a T-Bill Rate of 0.073%).

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca